Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JULY 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: July 27, 2005	s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

News Release - Petro-Canada Declares 33% Dividend Increase and Stock Dividend

Exhibit 1

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta – Petro-Canada today announced a 33% increase in the quarterly dividend to $0.20 per share and a 100% stock dividend that will double the number of outstanding common shares.

“These decisions reflect our desire to return cash to shareholders and increase the liquidity of our shares,” said Ron Brenneman, president and chief executive officer. “Not only are we increasing the dividend, but we also recently renewed our share buy back program.”

The quarterly dividend of $0.20 per share (on a pre-stock dividend basis) on Petro-Canada’s outstanding common shares will be payable on October 1, 2005 to shareholders of record at the close of business on September 3, 2005.

The stock dividend, which achieves a two-for-one split of Petro-Canada’s common shares, is payable on September 14, 2005 to common shareholders of record at the close of business on September 3, 2005. Shareholders holding one outstanding whole common share are entitled to one additional common share. The number of common shares outstanding as at June 30, 2005 was 259.2 million. Adjusting for the stock dividend, the number of common shares outstanding would be 518.4 million.

Petro-Canada’s common shares will commence trading on the Toronto Stock Exchange (TSX) on a post-stock dividend basis at the opening of business on August 31, 2005. Also on August 31, 2005, Petro-Canada’s common shares listed on the New York Stock Exchange (NYSE) will commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a post-stock dividend basis on the NYSE. The trading of the common shares on a post-stock dividend basis on the NYSE will occur one day after the mailing of share certificates to registered holders of Petro-Canada’s common shares.

It is anticipated that share certificates, representing the additional common shares resulting from the stock dividend, will be mailed to registered common shareholders on or about September 14, 2005.

Shareholders should retain their existing share certificates and not return them to Petro-Canada’s transfer agent. As essentially no monetary value is ascribed to the stock dividend, there will be no additional tax payable by Canadian or United States shareholders as a result of the stock dividend. Shareholders are advised to consult their tax adviser for further information.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the NYSE under the symbol PCZ.

Investor and analyst inquiries:

Media inquiries:

Derek De Leon

Helen Wesley

Senior Advisor, Investor Relations

Senior Director, Corporate

Tel. (403) 296-3319

Communications

e-mail: ddeleon@petro-canada.ca

Tel: (403) 296-3555

Legal Notice – forward looking information

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive.  Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by this company. Our reserves staff and management are not considered independent of the company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers.  Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices.  Where the term boe (barrel of oil equivalent) is used in this release it may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet (Mcf): 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The use of terms such as “probable,” “possible, “ “recoverable,” or "potential” reserves and resources in this release do not meet the guidelines of the SEC for inclusion in documents filed with the SEC.